PHP VENTURES ACQUISITION CORP.

August 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Karina Dorin

Re:	PHP Ventures Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-256840) (the “Registration Statement”)

Dear Karina Dorin,

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on Wednesday, August 11, 2021, or as soon thereafter as practicable.

Should you have any questions concerning this request, please contact me at 1-916-378-4488 or our counsel, Andrew M. Tucker at Nelson Mullins Riley & Scarborough LLP at 202-689-2987.

[Signature page follows]

Very truly yours,

PHP Ventures Acquisition Corp.

By:	/s/ Marcus Choo Yeow Ngoh
Name:	Marcus Choo Yeow Ngoh
Title:	Chief Executive Officer

[Signature Page to Acceleration Request Letter]